July 8, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Lee Kasper
President and Chief Financial Officer
7900 Gloria Avenue
Van Nuys, California 91406

Re:	NuTech Digital, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-50021

Dear Mr. Kasper:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

MD&A

1. It appears that significant judgment may be required in estimating future product sales for purposes of evaluating the realizability of prepaid advances, prepaid production costs, and completed masters. Therefore, please revise your critical accounting estimates to include a detailed discussion of the judgments involved, your method of making such judgments, how accurate such judgments have been in the past, and the susceptibility of such judgments to change in the future. For example, please disclose how you make reasonably reliable estimates of ultimate revenue expected from your films and properties for purposes of recognizing periodic costs and estimating fair values.

Financial Statements

Statements of Operations, page F-3

2. Please revise your statement of operations to reclassify shipping and handling costs and royalty expenses from G&A to cost of sales, as these costs are directly associated with the cost of products sold.

3. We note from your statement of operations that you have classified the settlement of royalties as non-operating income. As the underlying costs of the settlement relate to royalty expense, an operating cost, please reclassify this expense to the operating cost line item in which you recognize other royalty expenses.

Statements of Stockholders` Equity, page F-5

4. We note that the statement of stockholders` equity includes captions related to redeemable common stock, but this is not described elsewhere in the notes to the financial statements. Please supplementally explain to us the purpose of this caption and why there are no shares of common stock associated with this caption. If applicable, please tell us the circumstances in which the stock is redeemable and how you have considered the guidance in SFAS 150 in your accounting for this redeemable common stock. In future filings, disclose the amount of redemption requirements in the notes to the financial statements as required in paragraph 8 of SFAS 129. We may have further comment upon receipt of your response.

5. We note that in 2003 you recorded an allocation of offering costs of $499,012 as a reduction of common stock. Please tell us the nature of these offering costs, including the issuances of stock they are related to, and your basis for the accounting of the costs.

Notes to the Financial Statements

Note 1.  Summary of Significant Accounting Policies




- Prepaid Royalties, page F-9

6. Your accounting policy states royalty advances are stated at cost, less royalties accrued and less an allowance for obsolescence. SOP
00-2 requires that unamortized capitalized costs exceeding a film`s fair value should be written off to the income statement, with no subsequent restoration of any amounts previously written off. As a result, it appears that your policy of using an allowance for obsolescence for royalty advances does not comply with SOP 00-2. Please revise your accounting policy accordingly and tell us whether such modification in your policy affects amounts reported in your financial statements.

7. We note that royalty expenses incurred in the last two years were less than $400,000 per year and the maximum term of the respective license agreements is through 2010, six years from year-end 2004. We also note from page 8 that during 2004 you decided to shift the emphasis of your business from selling general entertainment products to producing and distributing music concerts. Therefore, it is not clear from your filing how royalty advances are realizable from the ultimate revenue you expect during the remaining terms of your license agreements. Please tell us the basis for your conclusion that the prepaid royalties of $3,273,033 are realizable at December
31, 2004. Please be detailed in your response and consider providing us with assumptions and information with respect to the more significant portions of the balance, as appropriate. Include in your response how you determined the amount of the allowance recorded. In the alternative, please consider revising your financial statements to write down prepaid royalties to their fair value based on the guidance in paragraphs 43 to 48 of SOP 00-2.

- Inventories, page F-9

8. Please revise future filings to disclose the amount of your allowance for obsolete inventory, if any.

- Prepaid Production Costs, page F-9
- Property and Equipment, page F-9

9. We note that you amortize prepaid production costs over the estimated life of the contracts and you amortize completed masters over seven years. Please explain to us the basis for your method of amortization and the reason you do not use the individual-film-forecast-computation method outlined in paragraph 34 of SOP 00-2. Additionally, tell us and revise to explain in detail in the notes to your financial statements in future filings your basis for your conclusion that prepaid production costs aggregating $679,890 and completed masters are realizable at December 31, 2004. As part of your response and your revised disclosure, please explain in further detail how you evaluated these capitalized costs for impairment. See paragraph 43-47 of SOP 00-2. We may have further comment upon receipt of your response.

- Net Earnings (Loss) Per Share, page F-10

10. We note that you have included a disclosure for proforma net
(loss) from continuing operations and proforma earnings per share below your discussion on the computation of basic and diluted net loss per share. Please tell us the purpose of these proforma amounts, especially considering your disclosure elsewhere in Note 1 that states that no proforma disclosures have been made related to stock options.

- Common Stock Issued for Non-Cash Transactions, page F-11

11. We note from your Statement of Stockholders` Equity that during
2003 and 2004 you issued stock for services, prepaids and accounts payable. Please list for us, and disclose in the notes to the financial statements in future filings, each separate transaction, the per share value of the stock associated with each transaction and how you calculated or determined that stock value. We may have further comment upon receipt of your response.

- Stock Based Compensation, page F-11

12. We note from your disclosure in Note 1 that you use the fair value based method of accounting for stock based compensation, under which compensation expense has been recognized for stock option awards granted and no pro forma disclosures have been made due to the
use of the fair value based method.   This disclosure appears to
conflict with that in Note 17 which states that you have elected to continue to account for stock-based compensation under the "intrinsic value" method of APB 25, under which no compensation expense has been recognized for stock options granted to employees at fair market value. Please clarify for us which of the methods you use to account for stock based compensation. If you continue to follow APB 25, please include in your response and in future filings, the appropriately captioned pro forma disclosure required by paragraph 2(e) of SFAS 148. Additionally, because you disclose in Note 1 that you do not believe the existing option pricing models provide a reliable single measure of the fair value of the options, please tell us how you determine fair value of the stock options issued, considering also non-employee compensation, including the significant assumptions. See paragraph 47(d) of SFAS 123. We may have further comment upon receipt of your response.



- Recently Issued Accounting Pronouncements, page F-12

13. We note that you have disclosed several recently issued pronouncements. In future filings, please include whether you expect the applicable pronouncement to materially effect the financial position or results of operations of the company for all pronouncements that have not been adopted as of the latest year end.
See SAB         Topic 11M.

Note 14.  Convertible Promissory Notes, page F-20

14. We note that you have issued two convertible promissory notes that have a conversion price of $.25 per share. Please tell us the date at which the notes were issued and the trading price that was used to determine the existence of a beneficial conversion feature.
If a beneficial conversion feature existed at the date of issuance, please tell us if you have recorded the fair value of this feature.
Please see the guidance outlined in EITF 98-5 and 00-27, as applicable.

Note 19.  Common Stock Purchase Warrants, page F-23

15. We note that in 2004 you issued a series of three warrants for consulting fees. Please tell us how the fair value of the warrants was determined and if any expense was recognized during 2004. Additionally, tell us the terms of the warrant cancellation and whether you currently have a liability for the consulting fees as a result of the cancellation.

Form 10-QSB for the quarter ended March 31, 2005

Note 21.  Subsequent Event

16. We note from Part II Item 5 - Other Information that Dimension DVD is claiming in its lawsuit that you owe it $70,620. In future filings, please disclose the amount of the lawsuit in the notes to the financial statements. See paragraph 11 of SFAS No. 5.

General
17. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on Form 10-QSB.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Lee Kasper
NuTech Digital, Inc.
July 8, 2005
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